SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Decision regarding an Equity Investment

1. Details of company for equity investment

1) Name of company	Wooree LED Co., Ltd.
2) Representative director	Chul Joo Yun, Sang Yeol Park
3) Paid in capital (KRW) (as of 03/31/09)	8,000,000,000
4) Total number of outstanding shares prior to equity investment	16,000,000
5) Main business	LED package & module business for display and LED lighting use

2. Details of equity investment,

1) Number of shares to be acquired	6,800,000
2) Investment amount (KRW)	11,900,000,000
3) Stockholder’s equity of LG Display Co., Ltd (KRW) (as of 12/31/08)	9,276,022,025,035
4) Ratio of investment amount to stockholder’s equity	0.1%

3. Number of shares to be held by LG Display Co., Ltd and shareholding ratio after equity investment

1) Number of shares to be held	6,800,000
2) Shareholding ratio	29.8%

4. Method of equity investment	: Participation in a capital increase

5. Purpose of equity investment	: Strategic alliance

6. The planned investment date	: May 22, 2009

7. Date of investment contract	: April 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 16, 2009	By:	/s/ Kyeong Lae Lee
(Signature)
	Name:	Kyeong Lae Lee
	Title:	Senior Manager / Finance & Risk Management Department